Aston Funds

                   EXHIBIT TO ITEM 77D

          Policies with respect to security investments


Effective as of January 1, 2008, the non-fundamental investment policy of the Aston/TAMRO Large Cap Value Fund will be changed, as follows:

The name of the series of the Trust currently designated as Aston/TAMRO Large Cap Value Fund shall be changed to the Aston/TAMRO All Cap Fund (the "Fund"). In connection with the change in name of the Fund and pursuant to notice provided to shareholders of the Fund, effective as of January 1, 2008, the Fund's current non-fundamental policy of investing at least 80% of its assets in common stocks of improving quality, large-cap companies under normal circumstances will be eliminated and the Fund will transition to its new strategy of investing in all cap securities.